Novo Networks, Inc.
6440 North Central Expressway, Suite 620
Dallas, Texas 75206

July 1, 2005

VIA EDGAR TRANSMISSION

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Novo Networks, Inc. Form 10-K for the fiscal year ended June 30, 2004 Filed September 24, 2004

Form 8-K/A dated February 18, 2005 Filed May 9, 2005 File No. 0-28579

Dear Mr. Spirgel:

     This letter is in response to your correspondence of June 21, 2005, delivered via U.S. Mail and facsimile, to Richard B. Berliner, Chief Executive Officer of Novo Networks, Inc. (the “Company”). Set forth below are the supplemental responses of the Company, regarding both the Annual Report on Form 10-K for the fiscal year ended June 30, 2004 (the “Annual Report”), that was filed on September 24, 2004, with the Securities and Exchange Commission (the “Commission”), and the Amendment to Current Report on Form 8-K/A (the “Current Report”) that was filed with the Commission on May 9, 2005. Collectively, the Annual Report and the Current Report are referred to as the “Filings.”

Annual Report filed on Form 10-K for the year ended June 30, 2004

1.	COMMENT:

     Financial Statements

     Note 6: Commitments and Contingencies, pages F-14 to F-15

     Refer to your response to our previous comment 2 and the disclosure in Item 3. Legal Proceedings on page 11 and Note 6 on page F-14 of the Form 10-K. We note that you did not consider the Eos litigation as a loss contingency. However, under the guidance in paragraph 1 of FAS 5, the litigation was an existing condition that involved uncertainty as to possible loss to you that was ultimately resolved when one or more future events occur or fail to occur. Therefore, the Eos litigation would be considered to be a loss contingency under FAS 5 and the disclosures required pursuant to paragraph 10 of FAS 5 should be included. Also, we continue to believe that the guidance in SAB Topic 5:Y is applicable, namely, that you should disclose in future filings the extent to which disclosed but

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
July 1, 2005

unrecognized contingent losses are expected to be recoverable through insurance with disclosure of any material limitations of that recovery and any uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers.

RESPONSE:

     The Company recognizes that the Eos litigation was a loss contingency in accordance with FAS 5 that was settled on February 9, 2004. The Company did disclose in its Form 10-K for the year ended June 30, 2004 that the claims were settled at that time and on terms in which the Company did not expend any cash or assets. As part of the settlement, the Company received all of the outstanding Series C Convertible Preferred Stock from the holders thereof, without any additional consideration, and the shares were subsequently retired.

     The Company does not intend to continue to disclose this settled litigation in its future filings but will in future filings disclose any new unrecognized contingent losses, including those, that are expected to be recoverable through insurance with disclosure of any material limitations of that recovery and any uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers.

Form 8-K/A filed May 9, 2005

2.	COMMENT:

     Refer to your response to comment 4 regarding the fiscal year end of the registrant after the reverse acquisition with Berliner. We note that the registrant will continue to have a June 30 fiscal year end. Since the legal acquirer (the registrant) is continuing with a fiscal year end of June 30, please provide a transition report on Form 10-K with the audited financial statements of the accounting acquirer for the transition period (i.e. the end of the legal acquiree’s most recently completed fiscal year to the next following date corresponding with the end of the fiscal year of the legal acquirer).

RESPONSE:

     The historical audited financial statements of the accounting acquirer through December 31, 2004 have been provided on Form 8-K. The accounting acquirer intends to change its year end to that of the registrant, and in that connection will file a transition Form 10-K for the period ended June 30, 2005. The transition Form 10-K will include the financial statements of the accounting acquirer for the years ended December 31,2002,2003, and 2004, and the six months ended June 30, 2005 (all audited) and the six months ended June 30, 2004 (unaudited). This is in accordance with the SEC Staff Training Manual, page B-3.

3.	COMMENT:

     Also, please revise the March 31, 2005 Form 10-Q to include financial information for the nine months ended March 31, 2005.

RESPONSE:

     The accounting acquirer’s financial statements for the three years ended December 31, 2004, were previously included in the Company’s Form 8-K/A. As discussed above, the transition Form 10-K will be filed for the period ended June 30, 2005. The Company therefore maintains that the Form 10-Q,

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
July 1, 2005

as filed, for the quarter ended March 31, 2005 appropriately included financial information for the three months ended March 31, 2005, which is the first period after the accounting acquirer’s year end.

4.	COMMENT:

     Pro Forma Financial Information

     Refer to response 8. We note that the Voting Agreement was directly related to the acquisition transaction and that the changes to conversion ratios for the Series B and D Preferred Stock will result in a deemed dividend to those classes of shareholders. Please revise adjustment 1 in Note 3 to the pro forma financial information to clarify the following:

•	The reason for charging the net assets acquired to addition paid in capital.

•	A description of the cancellation of the Berliner stock and the equity transaction of Novo resulting from the Voting Agreement.

•	Disclosure of an estimate of the amount of the deemed dividend for each class of stock.

•	A description of the computation of the deemed dividend and the accounting treatment for the deemed dividend at the time of the approval of the amendment, rather than the filing of the amendment.

RESPONSE:

     The Company intends to file an amendment to its Form 8-K/A to include in Footnote 3 – Pro Forma Adjustments a reference to Footnote 2 – Berliner Acquisition since Footnote 2 explains the accounting for the assets acquired and liabilities assumed.

     The Company will include in Footnote 3 – Pro Forma Adjustments a description of the equity section of the accounting acquirer to take into consideration the common stock and preferred stock components of the transaction.

     The Company will also in the amendment add disclosure relative to the accounting treatment of the deemed dividend attributable to each class of its preferred shareholders. The disclosure will include the date of measurement, the amount of the deemed dividend, and the expected timing as to when the deemed dividend will be recorded in its financial statements.

     The Company maintains that the deemed dividend should be recorded upon the finalization of the shareholder approval, which will only occur at or near the time of filing of the Certificate of Amendment, rather than on the date the amendment was initially approved pursuant to the voting agreement in February 2005. This is because there are still outstanding conditions which must be met before the approval is final and the Certificate of Amendment may be filed with the Delaware Secretary of State’s Office, including, without limitation, the approval of the Company’s Schedule 14C Information Statement by the Commission, the completion of the twenty day waiting period after the mailing of the Definitive Information Statement, and the absence of any stockholder action during this waiting period designed to block or delay the effectiveness of these amendments. As such, the Company believes it is appropriate to record the deemed dividend only when all such conditions have been met. Such time is expected to be concurrent with the filing of the Certificate of Amendment, at which time the effect of all the amendments, including the resultant adjustment to the Conversion Prices of the Series D and Series B Convertible Preferred Stock, would be recorded in the financial statements.

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
July 1, 2005

     This accounting is consistent with the accounting basis used in recording compensation related to contingent stock options.

GENERAL:

     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

     We hope that the information provided in this letter is responsive to your comments. Please call if you would like to discuss any matter further.

Sincerely,
/s/ Patrick G. Mackey
Patrick G. Mackey
Senior Vice President and Chief Financial Officer